

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 25, 2015

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1297
        File Nos. 333-202241 and 811-03763

Dear Mr. Fess:

        On February 23, 2015, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1297 (the "Fund"), consisting of a unit investment trust, Multi-Asset Global Dividend Strategy Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Security Selection

1.   Please revise the first paragraph of this section to provide, as currently discussed in the "Final Portfolio" section, that the final portfolio will comprise 100 securities, and that each security selected will represent approximately 1% of the final portfolio.

Investment Summary — Security Selection — Domestic Equities

2.   The first sentence in part 1 of this section states that the Initial Universe comprises the 1,500 largest U.S. companies, as determined by Russell Investments, "which may include U.S.-listed foreign securities." Please revise the title of this security selection strategy to reflect the inclusion of foreign securities.

Eric F. Fess, Esq.
March 25, 2015
Page 2

3.   The second bullet point in part 2 of this section provides that "investment funds" are excluded from the Sub-Universe. Please define "investment funds," e.g., closed-end investment companies.

4.   Please provide the source or sources for the data described in the several bullet points in parts 2 and 3 of this section, as well as for the data described throughout the four other security selection strategies (e.g., Russell Investments).

5.   Part 4 of this section provides that the individual Global Industry Classification System ("GICS") allocation in the Domestic Equities strategy "will not exceed a 15% difference in weighting when compared to the S&P 500 GICS sector weighting." Please clarify whether this is a 15% difference or a 15 percentage point difference, and provide an example. For instance, if Financials are 20% of the S&P 500 GICS sector weighting, does this security selection process limit the Domestic Equities strategy to a 23% weighting in Financials (i.e., 20% plus 15% of 20%), or a 35% weighting in Financials (i.e., 20% plus 15%)?

Investment Summary — Security Selection — International Equities

6.   The first sentence in this section states that the Initial Universe comprises companies that are domiciled outside of the United States and traded on a "major international exchange." Does "major international exchange" include U.S. exchanges, such as the New York Stock Exchange? If so, please revise this sentence to clarify that these companies are traded on a major U.S. or foreign exchange. If not, please clarify that these companies are traded on a major *foreign* exchange. Please make a similar revision to the term "international exchange" in part 1 of the "International REITs" strategy section.

7.   The second bullet point in part 3 of this section defines "momentum" as the "continuously compounded 12-month stock return." Please revise this definition to explain in plain English what is meant by "continuously compounded 12-month stock return."

8.   In part 4 of this section, please clarify how the 15% caps on the differences between this strategy's sector and country weightings and the sector and country weightings of the MSCI EAFE Index are calculated. (See Comment 5.)

Investment Summary — Security Selection — Domestic REITs

9.   The title of the security selection strategy in this section is "Domestic REITs." However, part 1 of this section states that the Initial Universe includes "all U.S.-*traded* REITS." (Emphasis added.) If the Initial Universe includes U.S.-traded foreign REITs, please revise the title of this security selection strategy to more accurately describe the REITs that may be selected pursuant to this strategy.

Investment Summary — Security Selection — MLPs

10**.**   Since part 1 of this section states that the Initial Universe comprises limited liability **c**ompanies and MLPs, please revise the heading of this strategy to "MLPs and Limited Liability Companies."

11.   The second bullet point in part 2 of this section provides that "trusts" are excluded from the Sub-Universe. Please describe in this bullet point the types of trusts that are excluded.

GENERAL COMMENTS

12.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

13.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

14.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel